Exhibit 99.1

Corporación América Airports S.A. Reports January 2023 Passenger Traffic

Total passenger traffic up 42.7% YoY reaching 90% of pre-pandemic levels;

Armenia and Ecuador above January 2019 levels, while Argentina and Brazil at 93% and 85%, respectively

LUXEMBOURG--(BUSINESS WIRE)--February 15, 2023--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world, reported today a 42.7% YoY increase in passenger traffic in January 2023, reaching 89.9% of January 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2022)
Statistics	Jan'23	Jan'22	% Var.
Domestic Passengers (thousands)	3,639	2,855	27.5%
International Passengers (thousands)	2,136	1,107	93.0%
Transit Passengers (thousands)	732	599	22.1%
Total Passengers (thousands)	6,507	4,561	42.7%
Cargo Volume (thousand tons)	26.3	25.1	5.1%
Total Aircraft Movements (thousands)	69.1	50.8	36.1%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2019)
Statistics	Jan'23	Jan'19	% Var.
Domestic Passengers (thousands)	3,639	4,010	-9.2%
International Passengers (thousands)	2,136	2,380	-10.2%
Transit Passengers (thousands)	732	850	-13.9%
Total Passengers (thousands)	6,507	7,240	-10.1%
Cargo Volume (thousand tons)	26.3	33.0	-20.1%
Total Aircraft Movements (thousands)	69.1	74.7	-7.4%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 42.7% compared to the same month of 2022, supported by an ongoing recovery in travel demand after the Covid-19 pandemic, as reflected by higher load factors and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic reached 89.9% of January 2019 levels, up from the 87.2% posted in December, with international and domestic passenger traffic reaching 89.8% and 90.8% of January 2019 levels, respectively.

In Argentina, total passenger traffic continued to recover increasing 57.7% YoY and reaching 93.0% of January 2019 levels, up from the 92.1% posted in December. International passenger traffic reached 77.7% of pre-pandemic levels, down from the 82.7% recorded in December 2022, mainly as a result of a tough comparison due to a particularly strong January 2019. Domestic passenger traffic surpassed –for the first time– pre-pandemic levels, by 2.1%.

In Italy, passenger traffic grew 121.7% versus the same month of 2022, when traffic was heavily impacted by the Omicron variant. When compared to pre-pandemic levels, total traffic stood at 91.9% of January 2019, up from the 85.4% posted in December 2022, with international passenger traffic, which accounted for almost 75% of total traffic, reaching 92.6% of January 2019 levels.

In Brazil, total passenger traffic increased 4.3% YoY, and reached 85.3% of January 2019 levels, up from 84.3% recorded in December. Domestic traffic, which accounted for almost 60% of total traffic, improved to 86.0% of pre-pandemic levels whereas transit passengers reached 85.2% of January 2019 levels.

In Uruguay, total passenger traffic, which is largely international, increased 61.0% YoY and reached 74.4% of January 2019 levels, down from the 79.0% posted in December, partly impacted by a weaker-than-expected seasonal tourism, in Punta del Este.

In Ecuador, passenger traffic increased 48.8% YoY and surpassed pre-pandemic levels by 2.3%. International passenger traffic exceeded pre-pandemic levels by 9.3%, supported by routes to Europe, as well as the US and Panama, whereas domestic passenger traffic reached 96.6% of January 2019 pre-pandemic levels.

In Armenia, passenger traffic surpassed pre-pandemic levels for the ninth consecutive month, at 171.0% of January 2019 figures, improving from the 141.1% and 147.7% recorded in November and December, respectively. On a YoY basis, passenger traffic increased 69.8%.

Cargo Volume and Aircraft Movements

Cargo volume increased 5.1% YoY to 79.9% of January 2019 levels, or to 80.8% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia and Italy were above pre-pandemic levels, whereas Ecuador and Uruguay stood at 73.6% and 93.6%, respectively. Around 70% of cargo volume originated in Argentina and Brazil, which reported volume declines of 29.1% and 17.9% versus January 2019 pre-pandemic levels.

Aircraft movements increased 36.1% YoY reaching 92.6% of January 2019 levels, or 95.4% when adjusting for the discontinuation of operations in Peru. Around 75% of aircraft movements originated in Argentina and Brazil, which reached 93.8% and 92.7% of January 2019 levels, respectively. Aircraft movements in all countries of operations were above 90% of January 2019 levels, with Armenia exceeding pre-pandemic levels by 73.5%, except for Italy that stood at 88.6%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2022)

	Jan'23	Jan'22	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,585	2,273	57.7%
Italy	423	191	121.7%
Brazil	1,592	1,527	4.3%
Uruguay	183	114	61.0%
Ecuador	361	243	48.8%
Armenia	363	214	69.8%
TOTAL	6,507	4,561	42.7%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	13,359	13,638	-2.0%
Italy	1,052	1,155	-9.0%
Brazil	4,958	4,027	23.1%
Uruguay(2)	1,985	2,070	-4.1%
Ecuador	2,747	3,130	-12.2%
Armenia	2,248	1,050	114.1%
TOTAL	26,348	25,071	5.1%
Aircraft Movements
Argentina	37,642	25,230	49.2%
Italy	4,113	3,022	36.1%
Brazil	13,602	12,277	10.8%
Uruguay	3,767	2,831	33.1%
Ecuador	6,631	5,676	16.8%
Armenia	3,380	1,752	92.9%
TOTAL	69,135	50,788	36.1%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2019)

	Jan'23	Jan'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,585	3,853	-7.0%
Italy	423	460	-8.1%
Brazil	1,592	1,866	-14.7%
Uruguay	183	247	-25.6%
Ecuador	361	353	2.3%
Armenia	363	212	71.0%
Peru	-	249	-
TOTAL	6,507	7,240	-10.1%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	13,359	18,845	-29.1%
Italy	1,052	1,027	2.4%
Brazil	4,958	6,042	-17.9%
Uruguay(2)	1,985	2,121	-6.4%
Ecuador	2,747	3,733	-26.4%
Armenia	2,248	859	161.8%
Peru	-	370	-
TOTAL	26,348	32,996	-20.1%
Aircraft Movements
Argentina	37,642	40,140	-6.2%
Italy	4,113	4,644	-11.4%
Brazil	13,602	14,670	-7.3%
Uruguay	3,767	3,941	-4.4%
Ecuador	6,631	7,154	-7.3%
Armenia	3,380	1,948	73.5%
Peru	-	2,164	-
TOTAL	69,135	74,661	-7.4%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716